UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION
12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE
REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-29723

                                                                                           DIGITAS INC.
(Exact name of registrant as specified in its charter)

33 Arch Street, Boston, Massachusetts 02110
                                                                                              (617) 369-8000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, Par Value $0.01 Per Share
                                                                            Preferred Stock Purchase Rights
(Title of each class of securities covered by this Form)

                                                                                                       None
(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)(i)	[X]	Rule 12h-3(b)(l)(i)	[X]
Rule 12g-4(a)(l)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date:

Common stock – one (1)
Preferred Stock Purchase Rights – zero (0)

     Pursuant to the requirements of the Securities Exchange Act of 1934, Digitas Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 31, 2007

DIGITAS INC.

By: /s/ Russell Kelley
Name: Russell Kelley
Title: Vice-President and Director